

Mail Stop 4631

January 22, 2018

Drew M. Kelley
Interim Chief Executive Officer
ARC Group Worldwide, Inc.
810 Flightline Blvd.
Deland, FL 32724

> **Re:** **ARC Group Worldwide, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2018**
> **File No. 333-221967**

Dear Mr. Kelley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2018 letter.

Material U.S. Federal Income Tax Consequences, page 35; Opinion of tax counsel, Exhibit 8.1

1. You appear to be filing a short-form tax opinion. Please revise your tax discussion and the tax opinion to clarify that the discussion in the prospectus constitutes counsel's opinion, rather than that the discussion in the prospectus is correct. Please also name counsel in the prospectus discussion that constitutes counsel's opinion. Please see Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19 for additional information.

2. Please revise your tax discussion, which constitutes counsel's tax opinion, to remove the ambiguity as to the material tax conclusions that are the subject of the opinion. It is not clear, for example, why the absence of recent distributions of cash or non-stock property outside of this offering is relevant to counsel's opinion, or to whether the distribution of the rights is disproportionate for purposes of Section 305(b) of the Code.

3. Counsel's opinion should address what the tax consequences of the transaction "will" be, rather than what they "should" be. If there is insufficient legal authority for counsel to give an opinion that the tax consequences "will" be as described, or other significant doubt about the tax consequences, counsel may provide an opinion as to what the tax consequences "should" be, but should also clearly describe the degree of and legal or factual reasons for the uncertainty. In that case, the company should also provide risk factor or other disclosure describing the risk of uncertainty. Note that the fact that counsel's opinion does not bind the IRS does not mean that counsel cannot give an opinion as to what the tax consequences will be. Please see Staff Legal Bulletin 19, Section III.C.1 and Section III.C.4.

4. Please remove references to "certain" material tax consequences, and to what the tax treatment "generally" should be. The disclosure and opinion should cover all material tax consequences of the transaction to investors.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Melinda Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Travis L. Gering, Esq.